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Report of Independent Registered Public Accounting Firm

To the Stockholder of Griffiths McBurney Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Griffiths McBurney Corp. (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial condition of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



EY

Building a better working world

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 2004.

Toronto, Canada
March 1, 2019

Griffiths McBurney Corp.

STATEMENT OF FINANCIAL CONDITION
[Expressed in U.S. dollars]

As at December 31

	2018
	$
ASSETS	
Cash	7,905,655
Cash segregated under federal regulations *[note 6]*	2,000,051
Due from clearing broker *[note 3]*	337,487
Due from customers	760,413
Commodity taxes recoverable *[note 7]*	47,685
Deferred tax asset	32,955
Other assets	38,880
Total assets	**11,123,126**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued liabilities *[note 4]*	163,269
Due to clearing broker *[note 3]*	760,413
Due to affiliate *[note 3]*	96,605
Due to customers	337,487
Income taxes payable	18,803
Total liabilities	**1,376,577**
Stockholder's equity	
Capital stock	
Authorized	
Unlimited common shares, with no par value	
Issued and outstanding	
2,875,000 common shares	3,455,141
Retained earnings	6,291,408
Total stockholder's equity	**9,746,549**
Total liabilities and stockholder's equity	**11,123,126**

See accompanying notes which are an integral part of this statement of financial condition

Griffiths McBurney Corp.

NOTES TO STATEMENT OF FINANCIAL CONDITION
[Expressed in U.S. dollars]

1. INCORPORATION AND CORPORATE ACTIVITIES

Griffiths McBurney Corp. [the "Company"] was incorporated under the *Ontario Business Corporations Act* on October 25, 1995. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. [the "FINRA"]. The Company's primary source of revenue is from commissions for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method provided for in the Securities and Exchange Commission's [the "SEC"] Rule 15c3-1. The Company claims exemption from SEC Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) of that Rule. The Company clears all transactions with, and for its customers through, GMP Securities L.P. ["GMP Securities"]. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. The Company is located in Toronto, Ontario, Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States.

The significant accounting policies are as follows:

Cash and cash segregated under federal regulations

Cash and cash segregated under federal regulations consist of cash on deposit and short-term interest-bearing U.S. treasury bills with a term to maturity of less than three months from the date of purchase. Cash and cash segregated under federal regulations are financial assets that qualify as financial instruments. The fair values of cash and cash segregated under federal regulations approximate their carrying values due to their short-term nature or imminent maturity.

Securities transactions and balances

Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Fair values measurement

Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - quoted prices [unadjusted] in active markets for identical assets or liabilities.

Level 2 - inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, or quoted prices for similar assets or liabilities.

Level 3 - unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year with gains and losses included in income.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability, referred to as temporary differences. Temporary differences are tax effected using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

Revenue recognition

As of January 1, 2018, the Company adopted FASB Accounting Standards Update ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The standard requires an entity to recognize the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The transition to the new standard had no material impact on the measurement or recognition of revenue of prior periods.

Future changes in accounting policies

The FASB established ASC 842, *Leases* in 2016, which requires lessees to recognize right-of-use assets and lease liabilities for most leases and disclose key information about leasing arrangements. The standard is effective for annual periods beginning on or after January 1, 2019. The Company does not expect for the standard to have an impact on the financial statements.

3. RELATED PARTY TRANSACTIONS

The Company has an arrangement with GMP Securities, a related party under common control, whereby GMP Securities will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

GMP Securities acts as the carrying broker to the Company under an omnibus relationship. The balance due from clearing broker of $337,487 and the due to clearing broker of $760,413 represents omnibus accounts that include all of the Company's outstanding client activity.

The due to affiliate balance of $96,605 is due to GMP Securities and represents expenses paid on behalf of the Company and trading and administrative services expense referred to above, net of commissions owed to the Company. The balance is due on demand, non-interest bearing and settled on a regular basis.

4. ACCRUED LIABILITIES

The Company reimburses certain clients for eligible brokerage and research services under soft dollar arrangements. At December 31, 2018, soft dollar accruals were $130,819 and recorded in accrued liabilities. Reimbursed expenses are accrued for in the same period as the related commissions are earned and are included in trading and administrative services expenses.

5. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of combined aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. As at December 31, 2018, the Company had net capital of $9,352,951, which is $9,102,951 in excess of the required minimum net capital of $250,000.

6. CASH SEGREGATED PURSUANT TO FEDERAL AND OTHER REGULATIONS

A cash amount of $2,000,051 has been segregated in a special bank account for the exclusive benefit of customers under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

7. COMMODITY TAXES RECOVERABLE

Commodity taxes recoverable represents amounts receivable from Canada Revenue Agency in connection with Harmonized Sales Tax paid to GMP Securities for clearing services.

8. FEDERAL REGULATION RULE 17a-5

The Company filed a copy of its December 31, 2018 statement of financial condition with the SEC pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. Such report is available for examination at the office of the Securities and Exchange Commission in Boston, Massachusetts or in Toronto at the Company's offices located at 145 King Street West, Suite 300, Toronto, Ontario, Canada, M5H 1J8.

9. COMMITMENTS AND CONTINGENCIES

The Company may be a party to legal proceedings including regulatory investigations in the normal course of business. Contingent litigation loss provisions are recorded when it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated. Management and the Company's external legal counsel are involved in assessing likelihood and in estimating any amounts involved. Based on current knowledge, the Company does not have any pending litigation or regulatory matters that would have a material adverse effect on the Company's financial position or results of operations.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through to March 1, 2019. There have been no material subsequent events that occurred during that period that would require disclosure, or would be recognized, in the financial statements for the year ended December 31, 2018.